Filed Pursuant to Rule 433
Registration Statement No. 333- 174867-04

Pricing Term Sheet

$275,000,000 4.600% NOTES DUE 2022

Issuer:	OneBeacon U.S. Holdings, Inc.
Guarantor	OneBeacon Insurance Group, Ltd.
Principal Amount:	$275,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Price to Public:	99.881% of principal amount
Trade Date	November 6, 2012
Settlement Date:	November 9, 2012 (T+3)
Maturity Date:	November 9, 2022
Coupon:	4.600%
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Price and Yield:	98-31 / 1.740%
Spread to Benchmark Treasury:	2.875% (287.5 basis points)
Yield to Maturity:	4.615%
Ratings*:	Moody’s: Baa2 (Stable)/S&P: BBB-(Stable)/Fitch: BBB (Stable)
Interest Payment Dates:	Semi-annually on May 9 and November 9, commencing on May 9, 2013
Redemption Provision:

At any time, OB Holdings may redeem the Senior Notes, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments to maturity of the principal and interest (other than accrued interest) on the Senior Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued interest to the redemption date

CUSIP; ISIN:	68245JAB6; US68245JAB61
Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC Commerzbank Capital Markets Corp. Lloyds Securities Inc. RBS Securities Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may by subject to revision or withdrawal at any time.

Additional Information

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Pro Forma Ratio of Earnings (Loss) to Fixed Charges

The table that appears in the Preliminary Prospectus Supplement under “Ratio of Earnings (Loss) to Fixed Charges” is amended to include the following additional information regarding the guarantor’s pro forma ratio of earnings (loss) to fixed charges for the year ended December 31, 2011 and the nine months ended September 30, 2012 to give effect to this offering and the use of proceeds therefrom as if the notes were issued on January 1, 2011:

	Pro Forma Year Ended December 31, 2011	Pro Forma Nine Months Ended September 30, 2012
Ratio of earnings to fixed charges	5.7	11.6
Ratio of earnings to combined fixed charges and preferred stock dividends	5.7	11.6

Other

In the Preliminary Prospectus Supplement, the total principal amount of 5.875% Senior Unsecured Notes, and the principal amount of such notes held by OneBeacon Insurance Company, in each case, as of September 30, 2012, do not include an additional $24.3 million principal amount of such notes held by OneBeacon Insurance Company on such date that was transferred to the Issuer in October 2012 for cancellation in connection with a dividend declared by OneBeacon Insurance Company in August 2012.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847, from HSBC Securities (USA) Inc. by calling 1-866-811-8049, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322.